Exhibit 99.1

REPORT UNDER

NATIONAL INSTRUMENT 51-102

Report of Voting Results

To the securities regulatory authorities of each of the Provinces and Territories of Canada:

In accordance with section 11.3 of NI 51-102 – Continuous Disclosure Obligations, the following sets out the voting results obtained at the special meeting of shareholders of Central Fund of Canada Limited (“Central Fund”) held on November 30, 2017:

1.	Class A Shareholder Arrangement Resolution

(A)	At least 66 2/3% vote requirement:

FOR	% FOR	AGAINST	% AGAINST

66,735,136	90.24	7,214,157	9.76

(B)	At least majority vote of MI 61-101 Minority Class A Shareholder requirement:

FOR	% FOR	AGAINST	% AGAINST

66,626,637	90.23	7,214,157	9.77

2.	Common Shareholder Arrangement Resolution

(A)	At least 66 2/3% vote requirement:

FOR	% FOR	AGAINST	% AGAINST

37,692	100.0	0	0.0

(B)	At least majority vote of MI 61-101Minority Common Shareholders requirement:

FOR	% FOR	AGAINST	% AGAINST

12,854	100.0	0	0.0

Dated this 30th day of November, 2017

“John S. Elder”
Name:	John S. Elder
Title:	Secretary

2.